Exhibit 99.1

ATA Enters into Definitive Agreement for

the Sale of its Wholly-owned Subsidiary ATA Online

Company Intends to Utilize Public Company to Develop Existing Technologies and Explore Acquisition Opportunities

Beijing, China, February 6, 2018 — ATA Inc. (“ATA” or the “Company”, Nasdaq: ATAI), a leading provider of advanced testing technologies and testing-related services in China, today announced that it has entered into a share purchase agreement (the “Share Purchase Agreement”) with a group of investors including two entities affiliated with funds managed by CDH Investments, a major Chinese alternative asset management firm based in Beijing; New Beauty Holdings Limited, a company controlled by ATA’s Chairman and Chief Executive Officer Mr. Kevin Xiaofeng Ma; and four holding companies controlled by certain management members of ATA’s wholly-owned subsidiary ATA Online (Beijing) Education Technology Co., Ltd. (“ATA Online”) (collectively, the “Buyer Group”), with respect to the sale of ATA Online. For the fiscal year ended March 31, 2017, ATA Online contributed approximately 98% of ATA’s revenue and nearly 100% of positive bottom line contribution. The Company has also filed a Form 6-K containing additional information, which investors may access on the SEC Filings page on ATA’s website or on the U.S. Securities and Exchange Commission website at www.sec.gov.

No vote of ATA’s shareholders is required or will be conducted to approve the transactions contemplated by the Share Purchase Agreement.

Terms of the Share Purchase Agreement/Expected Closing Date

Under the terms of the Share Purchase Agreement, the Buyer Group has agreed to acquire all of the outstanding equity interests of ATA Online, which is currently held directly or indirectly by ATA for a total consideration of US$200 million in cash (the “Transaction”). The US$200 million in cash consideration payable by the Buyer Group for ATA Online represents an 87.4% premium over ATA’s market capitalization (calculated based on the closing trading price of ATA’s ADSs on February 5, 2018).

Mr. Ma will pay a cash deposit in the amount of US$20 million to ATA as collateral and security for the payment obligations of the Buyer Group under the Share Purchase Agreement.

The closing of the Transaction is expected to take place in three stages subject to the satisfaction of various conditions precedent in the Share Purchase Agreement. The first of the three closings is expected to take place within 30 business days after the date of the Share Purchase Agreement, and the Company expects the Transaction to be completed in the third quarter of 2018. The Company will continue to provide updates throughout the process but cautions investors that there are no assurances that all of the conditions for the closing stated in the Share Purchase Agreement will be satisfied or that the Transaction will ultimately be completed.

Background on Share Purchase Agreement

As previously announced, in August 2017 ATA’s Board of Directors formed a special committee (the “Special Committee”) comprised of two independent directors, Alec Tsui and Hope Ni, to evaluate the Transaction. The Special Committee, with the assistance of its financial advisor Duff & Phelps Securities, LLC and Duff & Phelps, LLC, (collectively, “Duff & Phelps”), and its U.S. legal counsel Morgan, Lewis & Bockius LLP, exclusively reviewed and negotiated the terms of the Transaction with the Buyer Group. As part of this process, the Special Committee conducted a market check for the Transaction with other potential buyers, which included six potential strategic buyers and 10 potential financial buyers, with no competing proposal being submitted to the Special Committee as of the end of the two-month market check period and as of the date hereof. The Special Committee also successfully negotiated an increase in total price consideration to US$200 million from the originally proposed US$150 million.

On February 6, 2018, the Special Committee unanimously resolved to approve the Share Purchase Agreement and the Transaction, and recommended that the Board of Directors approve the proposed Share Purchase Agreement and the Transaction. On February 6, 2018, the Board of Directors, acting upon the unanimous recommendation of the Special Committee, approved the Transaction, the Share Purchase Agreement and related transaction documents.

The Board’s Plans for ATA Following the Transaction

If the Transaction is completed, ATA will no longer conduct its testing development and delivery business currently operated by ATA Online.

The remaining portion of ATA’s business includes the following: (i) the business in development of K-12 education assessment tools and content (ii) the Nanjing University Project Shuang Chuang, (iii) the Research Project with the Education and Research Institute of Tsinghua University, and (iv) minority investments in Beijing Empower Education Online, Co., Ltd., ApplySquare Education & Technology Co., Ltd., Beijing GlobalWisdom Information Technology Co., Ltd., Brilent, Inc., Beijing Satech Internet Educational Technology Ltd. and Master Mind Education Company.

Following the closing of the Transaction, ATA intends to focus on its assessment content and instrument development businesses in K-12 and higher education areas. The Company intends to use the proceeds received from the Transaction to fund one or more of the following items: (1) potential merger and acquisition targets in the education sector; (2) the development and expansion of its retained business in assessment content and instruments development in K-12 and higher education areas; (3) support of the Nanjing University and Tsinghua University projects; and/or (4) dividends to its shareholders.

ATA’s reporting obligations as a SEC-registered public company will not be affected as a result of the consummation of the Transaction. ATA will continue to work to maximize shareholder interests with a goal of returning value to its shareholders.

Shareholder Information Relating to the Transaction

To share value with ATA’s shareholders, ATA’s Board of Directors has preliminarily approved to use a portion of the proceeds received from the Transaction to pay a cash dividend to the shareholders , subject to compliance with Cayman Islands and PRC laws. However, the timing and amount of any cash dividend have not been decided, and may vary depending on several factors, including the progress of the Transaction, funding need for ATA’s remaining businesses and mergers and acquisitions plans, as well as any contingent liabilities or other unforeseen matters.

The sale of ATA Online will not alter the rights, privileges or nature of the issued and outstanding shares (“Shares”). A shareholder who owns ATA’s Shares or ADSs immediately prior to the closing of the Transaction will continue to hold the same number of Shares or ADSs immediately following the closing.

About ATA Inc.

ATA is a leading provider of advanced testing technologies in China. The Company offers comprehensive services for the creation and delivery of assessments based on its proprietary testing technologies and test delivery platform. ATA’s testing technologies are used for professional licensure and certification tests in various industries, including information technology services, banking, teaching, asset management, insurance, and accounting. As of September 30, 2017, ATA’s test center network comprised 3,256 authorized test centers located throughout China. The Company believes that it has the largest test center network of any commercial testing service provider in China.

ATA has delivered a total of approximately 93.4 million billable tests since ATA started operations in 1999. For more information, please visit ATA’s website at www.atai.net.cn.

For more information on our company, please contact the following individuals:

At the Company	Investor Relations
ATA Inc.	The Equity Group Inc.
Amy Tung, Chief Financial Officer	Carolyne Y. Sohn, Senior Associate
+86 10 6518 1122 x5518	415-568-2255
amytung@atai.net.cn	csohn@equityny.com

Adam Prior, Senior Vice President
212-836-9606
aprior@equityny.com